UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                                           Commission File Number                  001-12217

Mississippi Chemical Corporation
(Exact name of registrant as specified in its charter)

3622 Highway 49 East, P.O. Box 388, Yazoo City, Mississippi 39194 (662) 746-4131
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.01 per share Preferred Share Purchase Rights
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

               Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:                      1

               Pursuant to the requirements of the Securities Exchange Act of 1934, Mississippi Chemical Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MISSISSIPPI CHEMICAL CORPORATION
DATE: December 21, 2004	By: /s/ Timothy A. Dawson Name: Timothy A. Dawson Title: Senior Vice President and Chief Financial Officer